MY TRAVEL

05012675

MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

14 November 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 17 2005
WASH. D.C.
185

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 11th November 2005, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan

Karen Houlihan
Company Secretarial Assistant
MyTravel Group plc

Enclosures

PROCESSED
NOV 18 2005
THOMSON FINANCIAL

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Deutsche Bank AG and its subsidiary companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

Ordinary shares of 30p each

10. Date of transaction

Not supplied

11. Date company informed

10 November 2005

12. Total holding following this notification

30,832,156 ordinary shares of 30p each

13. Total percentage holding of issued class following this notification

6.78%

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

11 November 2005

FACSIMILE TRANSMISSION

Deutsche Bank

Central Compliance

→ Karen, RNS done. Pls notify US Securities Exch.

Deutsche Bank AG London
23 Great Winchester Street
London EC2P 2AX

Telephone: 020 7545 8000
Fax: 020 7545 6155

Direct Line: 020 7545 6912
Direct Fax: 020 7547 3836

To	The Company Secretary MyTravel Group Plc
Fax No.	0161 232 6524
From	Cheryl Slater
Date	10 November, 2005

Total pages 2 **(including this header)**
If you do not receive all the pages, please telephone immediately

UK COMPANIES ACT 1985 (as amended)
Notification under Sections 198-202

Please find attached a copy of a letter, the original of which has been put in the post to you today.

Regards

p.p.

Cheryl Slater
Central Compliance Department

z:\e central$\position monitoring\significant shareholdings\uk proprietary\2005\my travel a sharesfx.doc

Authorised by: (1) ______________________ (2) ______________________

Cost Centre 0840930010 **Expenses A/C**

Deutsche Bank

Central Compliance

BY FAX AND POST

Deutsche Bank AG London
23 Great Winchester Street
London EC2P 2AX

Tel +44 20 7545 8000
Fax +44 20 7547 6018

10 November, 2005

The Company Secretary
MyTravel Group Plc
Parkway One
300 Princess Road
Manchester
M14 7QU

Direct Line: 020 7545 8533
Direct Fax: 020 7547 3838

Dear Sir or Madam:

Disclosure of interests in shares

In accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that, on the basis that the relevant issued share capital of your company is 454,538,433 ordinary shares, Deutsche Bank AG and its subsidiary companies have a notifiable interest in 30,832,156 ordinary shares of MyTravel Group Plc, amounting to 6.78%. Part of this holding may relate to hedging arrangements for customer transactions.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

If you require any further information concerning this notification, please contact Cheryl Slater or David Lindsay in the Compliance Department of Deutsche Bank AG London.

Yours faithfully
for DEUTSCHE BANK AG LONDON

P. Ellis

AUTHORISED SIGNATORY

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